Purchase and Sale Agreement

      THIS PURCHASE AGREEMENT (this "Agreement") is made as of September 1, 2020, by and between Vinvesto, Inc. a Delaware corporation ("Seller" or
"Manager"), and VV Markets, LLC, a Delaware series limited liability company, (the "Buyer"), with respect to the following:

A. Seller is in the process of purchasing certain personal property, which is or will be strategically chosen and sourced collectible wines (the
"Assets"). The Assets have been identified as Six 750ml bottles of 2017 Harlan Estate The
Maiden (Original Wooden Case)
Six 750ml bottles of 2017 Opus One (Original
Wooden Case)
Three 750ml bottles of 2010 Screaming Eagle
(Original Wooden Case)
Three 750ml bottles of 2015 Screaming Eagle
(Original Wooden Case)
Six 750ml bottles of 2016 Screaming Eagle
(Original Wooden Case)

B. The WineSearcher valuation of the Assets is approximately $48,000.

C. Buyer is interested in acquiring the Assets on the terms described in this Agreement for the benefit of the holders of series limited liability company membership interests (the "Series
Interests").

       IN CONSIDERATION OF the premises and mutual covenants contained in this Agreement, and for good and valuable consideration, the parties, intending to be legally bound, agree as follows:

1. Purchase and Sale of Assets. Subject to the conditions set forth in this Agreement, Seller agrees to sell, transfer and assign, and Buyer agrees to purchase, the Assets at the price of $42.000 (the "Purchase Price"). Buyer shall pay and deliver the Purchase Price following notice from Seller that all of the Assets have been acquired and all consideration for the Assets paid to the relevant third parties by the Seller, and subject to the qualification by the SEC of the Buyer's investment offering and the investment of sufficient funds in that offering. Buyer and Seller agree to take reasonable steps to confirm the method and time of payment of the Purchase Price, including any information that Buyer requires to initiate a wire transfer to Seller.

2. Possession and Delivery. Right to possession of the Assets shall transfer to Buyer upon payment of the Purchase Price. It is Seller's duty to ensure the Assets are delivered to the Buyer or to Buyer's designated storage facility in the same condition as when purchased by Seller.

3. Taxes. Seller will pay all personal property taxes associated with ownership of the Assets and accrued for the period of Seller's possession of the Assets, and, subject to Seller's actual delivery of the Assets to Buyer pursuant to Section 2 hereof, Buyer will pay all such personal property taxes that accrue thereafter.

4. Seller Representations and Warranties. Seller represents and warrants that: (i) it has or will have at the time of transfer good and marketable title to the Assets and full authority to sell the Assets; (ii) the Assets are sold free and clear of all liens, indebtedness, or liabilities; and (iii) the Assets are of actual quality, provenance, authenticity, condition, and value as described or disclosed by Seller to Buyer from time to time (collectively, the "Seller Representations"). Buyer may request a Bill of Sale from the Seller for the Assets.

5. Indemnification. Seller shall indemnify, defend and hold Buyer and its affiliates, directors, officers, shareholders, employees, attorneys, agents and other representatives from and against any and all demands, claims, actions, causes of action, proceedings, assessments, losses, damages, liabilities, settlements, judgments, fines, penalties, interest, costs and expenses (including fees and disbursements of counsel), arising out of (i) any breach of any representation, warranty or covenant of this Agreement, and (ii) Seller's use of the Assets.

6. Miscellaneous.

       6.1 Entire Agreement and Amendment. This
Agreement constitutes the entire understanding among the parties with respect to the subject matter hereof, and supersedes all negotiations, prior discussions or other agreements, oral or written with respect to its subject matter. This Agreement may only be amended or modified by the written agreement of the parties.

       6.2 Termination. Buyer may terminate this Agreement at any time prior to taking actual possession of the Assets pursuant to Section 2 hereof. In the event that Buyer terminates this Agreement for any reason other than Seller's breach of the Seller Representations, Buyer's obligations hereunder and any liabilities to Seller shall terminate effective immediately. In the event that Buyer terminates this Agreement in connection with Seller's breach of the Seller Representations, Buyer's obligations hereunder and any liabilities to Seller shall terminate effective immediately and Seller shall promptly return to Buyer any consideration delivered to Seller in connection with this Agreement.

       6.3 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Virginia, without giving effect to the conflict of laws principles thereof. The parties agree that any action brought by either party under or in relation to this Agreement, including without limitation to interpret or enforce any provision of this Agreement, shall be brought in, and each party agrees to and does hereby submit to the jurisdiction and venue of, any state or federal court located in the City of Richmond, Virginia.

       6.4 Fees and Costs. Each party shall bear its own attorneys' fees and expenses in connection with the negotiation, preparation and consummation of this Agreement.

       6.5 Assignment. Buyer shall have the right to assign any of its rights or obligations under this Agreement to any affiliate or third party without Seller's prior written consent. Seller shall not have the right to assign any of its rights or obligations under this Agreement without Buyer's prior written consent. This Agreement shall be binding upon and inure to the benefit of the parties and their permitted successors and assigns.

       6.6 Notices. All notices to be given by any party to this Agreement to the other party shall be in writing, and shall be (i) sent by email transmission; (ii) mailed by USPS Certified Mail; or (ii) personally delivered, at the addresses set forth on the signature pages hereof (or at such other address for a party as specified by like notice) and shall be deemed given when received if sent by email transmission or personally delivered, or if mailed as provided herein, on the second business day after it is so placed in the mail.
Any party at any time may give notice to the other party of a different address other than that set forth herein in accordance with the provisions of this Section.

       6.7 Survival of Obligations. All representations and warranties of the parties set forth in this Agreement shall survive termination of this Agreement unless expressly waived by the parties hereof.

       6.8 Counterparts. This Agreement may be
executed in counterparts. Duly acknowledged facsimile signatures shall be deemed as originals.

    IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be fully executed as of the day and year first above written.

Seller:
VINVESTO, INC.

By: __/s/ Nicholas King_______
Name:  Nicholas King
Title:  CEO


Buyer:
VV Markets, LLC

By: __/s/ Nicholas King_______
Name:  Nicholas King
Title: CEO of Managing Member, Vinvesto, Inc.